SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 31, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes          No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release – AngloGold Ashanti announces change to its board news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

AGA06.07
Tuesday, 31 July 2007

Bobby Godsell Retires as CEO at AngloGold Ashanti

The Chairman of AngloGold Ashanti, Russell Edey, this morning announced that Bobby
Godsell would be retiring from the company and the board with effect from 30 September
2007. Mr Godsell was appointed Chief Executive Officer of the Gold and Uranium Division of
Anglo American in July 1995 and Chief Executive Officer of AngloGold Ashanti in April 1998.

The company simultaneously announced the appointment of Mark Cutifani as Mr Godsell’s successor. Mr Cutifani currently holds the position of Chief Operating Officer at CVRD Inco where he has responsibility for CVRD Inco’s global nickel business. He will take up his new position in mid-September.

Commenting on the announcement, Russell Edey said, “The board and management of
AngloGold Ashanti are very fortunate to have had the benefits of Bobby’s inspiration, leadership and innovative flair for the past 12 years. I have no doubt that he will continue to make a contribution to South Africa in whatever course he chooses now to follow. We believe that Mark Cutifani is a person well-suited to meet the challenges which face AngloGold
Ashanti and the gold industry at large”.

Bobby Godsell said today, “It is the right time to change leaders. In Mark Cutifani, a mining engineer with a wide and impressive track record of both operating and executive experience across a range of minerals, including gold, and on several continents, we have a new leader who brings exactly the qualities and experience needed for AngloGold Ashanti’s new chapter.

“For my own part, after 34 years in corporate life I am looking forward to exploring new ways of being a constructive citizen of my country.”

Appointment of Neville Nicolau as Sole Chief Operating Officer

Additionally, Mr Edey today announced that Roberto Carvalho Silva, after a long and impressive career with this company and its predecessor, spanning more than three decades, has decided to leave AngloGold Ashanti in September. The board and management wish him well in his future pursuits. Neville Nicolau will become the Chief Operating Officer of the company with responsibility for all operations. Mr Carvalho Silva will assist Mr Nicolau in the consolidation of the two operating regions, which will commence as soon as possible.

ENDS

Note for Editors

A summarized version of Mr Cutifani’s résumé is attached for information.

MARK CUTIFANI

Education

University of Wollongong, Wollongong
B.E., Mining Engineering (First Class Honours)

Previous Experience

2007-date
CVRD INCO
Chief Operating Officer

2003-2006
INCO Ltd.
Toronto, Ontario

2006
Chief Operating Officer

2005-2006
President, North America and Europe

2004-2005
President, Ontario Operations

2003-2004
Vice President, Mines Operations, Canada and UK

2000-2002
SONS OF GWALIA LTD
West Perth, Australia
Managing Director

1998-2000
NORMANDY MINING LTD
Adelaide, Australia

1999-2000
Group Executive, Mining and Development

1998-1999
Group Executive, Mining

1994-1997
WMC LTD
1997 Group Manager, Project Management

1994-1996
Manager, Operations - Nickel

1993-1994
SAVAGE RESOURCES LTD
General Manager, Coal

1988-1993
KALGOORLIE CONSOLIDATED GOLD MINES
1991-1993 General Manager, Operations, Gold

1990-1991
Manager, Business Analysis and Development

1989-1990
Manager, Open Cuts Operations

1988-1989
Resident Manager, KMA

1976 -1988
CRA LTD
Melbourne, Australia

1986-1988
Manager, Coal, Coalcliff

1984-1986
Deputy Manager and Operations Superintendent

1982-1984
Engineer, Planning, Coalcliff

1976- 1982
Miner/Cadet/Trainee

Personal Details

Mark, an Australian, is 49 years old. He and his wife, Luana, have four young children.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 31, 2007
By: /s/ L Eatwell________
Name: L EATWELL
Title:   Company Secretary